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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Robert Capozzi
    c/o Magten Asset Management Corp.
    35 E. 21st St.
    New York, New York

2.  Date of Event Requiring Statement (Month/Day/Year)

    December 15, 1997

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    JPS Textile Group, Inc.
    JPST

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (1)
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

Common Stock         1,905,435 (2)       (I)          Principal of Investment
                                                      Manager or General
                                                      Partner




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            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date



(1) The reporting person is a member of the board of directors of the issuer and is an officer of Magten Asset Management Corp., a registered investment adviser that has voting power and investment power with respect to securities in its clients' accounts, including securities described hereon.

(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Rule 16a-1(a)(1) or (a)(2) or for any other purpose.


Explanation of Responses:
SIGNATURE OF REPORTING PERSON



     /s/ Robert Capozzi
    ___________________________
       Robert Capozzi

DATE
February 26, 1998










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